SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EARNINGS
RELEASE
3rd QTR2016

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM
Evoluir é fazer diferente

TIM PARTICIPAÇÕES - THIRD QUARTER 2016 RESULTS

3RD QUARTER HIGHLIGHTS

Improving customer base profile to drive ARPU growth

•

Postpaid net adds at ~480k (vs. 2Q16), second consecutive quarter of positive net adds

•

22.5% of postpaid penetration over user base, highest level in nine years

•

ARPU grew 12.3% YoY, third consecutive quarter of growth

Brazil’s largest and fastest growing 4G network with award winning quality

•

Widening the gap in 4G coverage: 746 cities, more than 2x second player

•

Covering the country with LTE: 66% of urban population covered

•

TIM’s network “took home the gold” in a survey during the Olympics for a Forbes Magazine article

Data acceleration and monetization, supporting the present and securing the future

•

Smartphone penetration over customer base reached >71% (Aug/16)

•

4G users reached 13.7 million lines, 2.7x vs. 3Q15

•

VAS ARPU accelerated to +31% YoY, reaching R$8.31

•

Innovative Revenues up 20% YoY, driving Data Services to represent 46% of mobile service net revenues (+7pp from 3Q15)

Improving service revenues and EBITDA trends to get back to positive growth

•

Mobile Service Net Revenues continues its recovery path, +3.4% QoQ

•

Fixed Net Revenues maintained a solid double digit performance, growing 10.2% YoY

•

Normalized EBITDA was up 0.5% YoY, with a solid contribution from cost efficiencies (Normalized Opex down 7.9% YoY)

•

Normalized EBITDA Margin expanded to 33.4% up 192 bps, highest in the industry and expanding for the 12th consecutive quarter

Conference Call in English:

Conference Call in Portuguese:

November 1st , 2016, at:

November 1st , 2016, at:

11:30 AM Brasília time

09:30 AM Brasília time

09:30 AM US EDT

07:30 AM US EDT

Tel.: +1 888 700-0802 (US)

Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil)             +55 11 3193-1001 or +55 11 2820-4001 (Brazil)     Code: TIM

       +1 786 924-6977 (other countries)

Code: TIM

FINANCIAL PERFORMANCE

OPERATING REVENUES

In 3Q16 top line was down 5.3% YoY and up 2.1% QoQ confirming the recovery trend seen in the second quarter. The sharp slowdown in the decrease pace (-5.3% vs. -12% in 2Q16) of revenues is a consequence of reduced pressure from traditional services and handset revenues while VAS revenues maintain its solid trend. The company is confident that is in the right path to overcome the business headwinds that affected its results for the last three years: (i) macro economy slowdown, (ii) MTR cuts impacts, (iii) ongoing revenue migration from voice-to-data. All in all, Net Revenues totaled R$3,899 million in 3Q16.

Net Revenues breakdown and other highlights are presented as follows:

Service Revenues are improving sequentially, growing 3.3% versus 2Q16, while reducing yearly losses to -2.5%. Same trend is observed in Mobile Service Revenues, +3.4% (QoQ) and -3.0% (YoY).

Usage and Monthly Fee Revenues ended 3Q16 down 10.1% YoY, still impacted by a continue migration from voice towards data usage, but showing early signs of recovery when compared to previous quarters’ performance (-18% YoY in 1Q16 and -14.5% in 2Q16). On a sequential basis, this revenue stream grew 1.2%. Minutes of use (MOU) came at 116 minutes in 3Q16, a small reduction when compared to last year.

~46%

VAS Revenues over Mobile Service Revs

Value Added Services (VAS) Revenues rose 13.9% YoY in 3Q16, speeding up growth as innovative revenues (connectivity services + content & other VAS) became even more relevant in the business. Innovative Revenues rose 19.8% YoY in 3Q16, keeping a strong growth even with a more challenging comparative base. As a result, VAS revenues improved its participation in both mobile services net revenues and business generated revenues reaching respectively 45.8% and 49.3%. VAS revenues growth represents a positive impact for the company's EBITDA margin as it has a higher contribution margin compared to voice.

+20%
Innovative Revenues (YoY)

TIM continues to switch customers to 4G technology and increase smartphone penetration to drive innovative revenues growth. With customers having larger data allowances, BOU (bytes of use) rose near 55% in 3Q16 when compared to 3Q15.

>71%
Smartphone Penetration

Long Distance continues to be the most impacted line of traditional revenues due to its exposure to the switch from voice-to-data. In 3Q16, this line was down 23.7% YoY. LD services commoditization process is speeding up and has impacted the performance in past quarters.

Interconnection Revenues dropped 28.4% YoY in 3Q16. After a quarter with full impact of MTR cut, this revenue stream continues to be affected by the change in overall voice dynamic and SMS reduction tendency. Interconnection revenues have declined by approximately R$100 million YoY in the third quarter, representing a relevant downtrend for mobile service revenues in the period.

MTR incidence on net service revenues maintained its downward trend reaching 5.9% in 3Q16, as a consequence of MTR cuts and migration from voice to data. Excluding the MTR cut effects, Mobile Service Revenues would have grown 0.4% to R$ 3,627 million instead of a 3% decrease.

Other Mobile Revenues were up 57.9% YoY in 3Q16, mainly driven by an increase in network sharing revenues.

ARPU (average revenue per user) closed 3Q16 at R$18.4, a sound growth of 12.3% YoY, representing the best result in years for the indicator. As the value base increases in all segments (prepaid, controle and postpaid), clients spend more in data and innovative services, confirming the impacts of the new portfolio. ARPU from VAS once more posted a solid growth of ~31% YoY.

Fixed services net revenues rose 10.2% YoY, a solid third quarter confirming the resilience of the fixed operations. Even with a though macro environment TIM Corporate Solutions fixed services remained on track together with TIM Live that had another solid quarter with double digit growth in revenues when compared to 3Q15.

Product net revenues were down 37% in the period, but again with a better margin (product revenues - COGS) due to the change in handset strategy that focus more on value rather than volume.

Recent trends in handset volumes are a combination of this strategic move with macroeconomic headwinds and FX volatility. Despite all, smartphone penetration kept increasing reached 71.3% (vs. 62.7% in 3Q15) of total base in Ago/2016.

The foreseen recovery of the Brazilian economy might create a positive effect for the handset business in coming quarters.

OPERATING COSTS AND EXPENSES

In 3Q16, Total Normalized Opex continues to show improvements, despite pressures trend from higher focus on postpaid and increasing off-net traffic. Main drivers for opex reduction remain the uninterrupted actions under the scope of TIM’s Efficiency Program and handset business strategy change introduced.

Operating expenses analysis for 3Q16 is presented as follows:

During 3Q16, TIM outsourced two call centers, one in Curitiba (PR) and another in Recife (PE), resulting in a layoff of approximately 1,800 people. The Company maintained operations of its other two owned call centers – both in the Southern region – which will focus on consumer and corporate high end customers.

These measures are under the scope of Business Process Optimization of Company’s Efficiency Plan and as a result the workforce ended 3Q16 with 9,953 employees, a 24.2% YoY decrease vs. 13,130 in 3Q15. This restructure process led Normalized Personnel Expenses to fall 10.6% YoY in the quarter, excluding severance and other benefits paid in 3Q16 due to the layoffs.

Selling & Marketing expenses increased by 2.4% YoY in 3Q16, reverting the trend of past quarters. Despite relevant savings in marketing expenses as a result of the Efficiency Program, commissioning increased following higher postpaid gross adds, up by 4.9% YoY in 3Q16.

Network & Interconnection costs grew 1.4% YoY in the quarter, while remaining flat on a sequential comparison. This performance portrays the significant changes in dynamics of this line with the overall trend being subject to other effects rather than just MTR (VU-M) cuts.

Network related costs were up 5.8% YoY mainly due to network sharing costs that accelerated together with the same line in revenues as mentioned above, and sites’ land rental expenses.

Interconnection costs fell 4.2% YoY mostly impacted by the reduction of fixed termination rate (TU-RL), continuous decline of SMS business and a decrease in roaming expenses. Those effects more than compensated the upward trends which remain from last quarter: (i) the increase in costs related to content (Value Added Services) providers, which follows the expansion of those data services and (ii) the increase in off-net traffic.

General and Administrative (G&A) expenses fell 12.4% YoY in 3Q16, impacted by savings in almost every front of this line as a result of TIM’s efforts under its Efficiency Program. G&A performance, however, was mainly explained by a 13% YoY reduction in consultancy services expenses in the quarter, a key area of efforts within the efficiency plan.

As previously mentioned, handset business strategy change implemented in 2015 along with macro environment continue to drive Cost of Goods Sold (COGS) to a significantly decrease of -48.3% YoY in 3Q16.

Bad Debt expenses increased 15.8% YoY in 3Q16. Despite the tough macro environment and growing efforts towards gaining postpaid clients, TIM is being able to sustain a healthy level of Bad Debt as a percentage of Gross Revenues which reached 1.3% in the quarter.

Normalized Other Operational expenses were down 34.5% YoY in 3Q16 (excluding effects of the towers sale: R$267 mln in 3Q15). This sound decrease is chiefly due to a reduction in contingencies expenses and FUST/FUNTTEL taxes.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + total advertising expenses) came at R$28.2 per gross addition in 3Q16, a sound decrease of 19.8% YoY, due to strong savings on advertising costs, which more than compensated the increase in commissioning, following higher postpaid gross additions.

2.0
payback (months)

As a consequence, SAC/ARPU ratio (indicating the payback per customer) reached 2.0x in 3Q16, a relevant decrease when compared to 2.2x in 3Q15.

FROM EBITDA TO NET PROFIT

EBITDA

Normalized EBITDA (excluding effects from call center outsourcing in 3Q16 and towers sale impact in 3Q15) resumed growth in 3Q16, up 0.5% YoY, confirming the positive trend started in 2Q16. On a quarterly comparison EBITDA grew a solid 8.2%.

EBITDA performance was a combination of effects: innovative services continue at a solid pace, while traditional revenues are reducing the pressure and product’s margin keeps decreasing its load (-R$21 mln in 3Q16 vs. -R$78 mln in 3Q15). On the negative side, incoming revenues continues to decline, while bad debt provisions increased and commissioning costs went up following higher postpaid gross adds.

The above mentioned plan together with a more pronounced participation of data revenues are driving Normalized EBITDA margin up yearly, for the 12th consecutive quarter, reaching 33.4% (+192bps vs. 3Q15)

Considering the ongoing efforts under TIM’s Efficiency Plan updated last quarter, savings remain strong. For instance, this quarter benefits materialized in lines like Personnel expenses and G&A, total savings summed R$836 million, in the first 9 months of 2016, out of 1.7 billion expected for the 2016-18 plan.

MTR incidence on normalized EBITDA fell once more, reaching its lowest level at ~3% in 3Q16. If we exclude the MTR cut effects, normalized EBITDA would have increased 2.3% instead of 0.5%.

D&A / EBIT

In 3Q16, Depreciation and Amortization increased 11.2% YoY due to higher network equipment depreciation and higher software amortization. This performance follows our Capex deployment intensification in past years, although it shows a softer increase compared to last quarter (14.3%) as predicted. As a consequence, normalized EBIT declined in 3Q16 to R$357 million, growing 41.7% versus 2Q16.

NET FINANCIAL RESULT

In 3Q16, Net Financial Result improved versus same period of last year (-R$76 million in 3Q16 versus -R$163 million in 3Q15), mainly due to mark-to-market spot positive effect (-R$211 million) partially offset by higher costs of leaseback after towers sale (+R$17 million) and a decrease in financial income due to weak performance of FX fund (meant to follow USD variation and cover Opex and Capex USD exposure).

INCOME AND SOCIAL CONTRIBUTION TAXES

In 3Q16, Normalized Income and Social Contribution decreased to R$83 million compared to R$109 million in 3Q15, mainly due to an effective reduction in the tax base caused by the increase of the regional tax incentives (SUDAM/SUDENE).

NET INCOME

In 3Q16, Normalized Net Income increased to R$200 million compared to R$175 million in 3Q15, while reported Net Income summed R$184 million. Normalized EPS (Earnings per Share) reached R$0.08 in 3Q16 (vs. R$0.07 in 3Q15).

CAPEX

In 3Q16, Capex amounted to R$1,122 million, an acceleration versus 2Q16 (R$975 million), but a decrease of 4.0% when compared to 3Q15. Considering 9 months of 2016, Capex summed R$2,807 million, a decrease of 14.3% compared to same period last year, following our new Industrial Plan released in 2Q16 explained by negotiations with vendors and projects optimization.

Capex cycle peaked in 2015 and start descending from this level with strong results being confirmed i.e. 4G coverage leadership using spectrum refarming and carrier aggregation, 3G coverage catch up and fiber network expansion.

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$7,681 million by the end of September/2016, including (i) leasing recognition in a total value of R$1,563 million (concerning towers sale, LT Amazonas project, and other financial leasing); and (ii) hedge position in an amount of R$145 million (reducing gross debt). Gross debt in Q3 had a moderate increase compared to R$7,331 million in the same period of last year.

Company's debt is concentrated in long-term contracts (87% of the total), composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top international financial institutions.

Approximately 22% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 3Q16, average debt cost without leasing was 12.51% vs. 12.11% in 3Q15.

Cash position totaled R$4,226 million by the end of September/2016, a decrease vs. R$4,829 million in 3Q15. Average cash yield without FX fund reached 14.30% in 3Q16, an increase compared to 14.18% in 3Q15.

Main movements that affected cash and securities in the last 12 months are demonstrated as follow:

The Company has an investment fund in foreign exchange of R$492.6 million, basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on payments made to suppliers.

Net Debt/EBITDA ratio reached 0.68x in 3Q16 compared to 0.46x in 3Q15 and 0.78x in 2Q16. Due to the above mentioned payments, net debt increased to R$3,455 million by the end of September/16, up from R$2,502 million in the same period of last year.

In 3Q16, Normalized Operating Free Cash Flow came at R$670 million, an important increase compared to R$9 million in 3Q15, mainly due to lower taxes paid and investments accompanied by a positive impact from working capital increase. The latter is mainly explained by a reduction in accounts payable to suppliers due to the resize of the product business started last year.

 QUALITY AND NETWORK

QUALITY Developments

Assuming national coverage and quality had improved quite substantially over the last few years, Anatel is now shifting its focus from a broader state-oriented perspective to a more granular one, concentrating its efforts on smaller geographic areas and specially those where service is still considered poor.

In accordance to Anatel’s directions to monitor and evaluate quality on more specific geographic areas, we will disclosure our quality indicators based on the number of cities – rather than states – within the Agency’s targets. Such indicators are expected to be more assertive and better reflect customer’s experience.

In the last 12 months – considering data until April/16 as official numbers disclosed by Anatel and internal estimates from May/16 to September/16 – TIM kept its solid performance regarding the agency’s network quality requirements. This achievement is a result of strong commitment to quality and our goal to accelerate infrastructure development, especially to support data expansion and deliver a better usage experience.

Instant Speed & Average Speed: Regarding Anatel’s metrics for instant speed (SMP10) and average speed (SMP11), we highlight that both indicators remain above the Agency’s target, with improving trend on a yearly comparison. Indicators shown below are based on a quarterly average.

NETWORK EVOLUTION

Improving quality, expanding coverage and providing better customer experience in both 4G and 3G with efficient investment and less Capex allocation.

Sites densification, hetnet coverage expansion, backhaul development and carrier aggregation are the main network projects of the company. Coverage, capacity and quality continue to be the network main pillars for 2016, with approximately 82% of the capex committed to infrastructure.

TIM hetnet project accelerated in the third quarter, with 226 new hotspots totaling 3.6 thousand in the entire country. When compared to 3Q15, number of sites increased by 49% or 1.2 thousand new sites hetnet hotspots in 3Q16.

Network main focus is to provide high quality experience in mobile broadband through the MBB project that in 3Q16 kept prioritizing investment allocation in the most critical areas with high consumer densification. The project allows the company to optimize data traffic, expanding and enhancing the services, with less Capex. In 2016 the MBB project has 20 clusters, totaling 268 cities planned to be covered in 2016-2017. The cluster concept expands the targeted zones to metropolitan areas of cities that were already included in the MBB project in 2015 prioritizing state capitals and their metropolitan areas, conurbation cities, major coastal cities and main primary access roads. The project has been evolving according to its chronogram and the main clusters are already implemented.

During the third quarter of 2016, TIM kept its leadership in cities covered with 4G technology, reaching 746 cities or 66% of urban population in the country. Through spectrum refarming the company was able to achieve this sound 4G implementation result. The project uses the 1,800MHz band and reorganizes the frequency usage according to the spectrum availability together with coverage optimization.

As for the 3G, TIM expanded its coverage in 121 new cities in 3Q16, reaching 2,084 cities or 83% of urban population. GSM coverage stood at almost 95% of urban population.

 OPERATIONAL AND MARKETING PERFORMANCE

MOBILE MARKET

Following the trend started last year, July and August of 2016 (last data disclosed by Anatel) were still marked by clean-up actions from operators due to multiple SIM card consolidation process. Although this movement continued, last two months figures showed a slowdown compared to 2Q16 amid a reacceleration in postpaid net additions.

TIM’s PERFORMANCE

TIM’s subscriber base reached 63.2 million lines by the end of 3Q16, internal figure of September/2016, and down 12.9% when compared to September/2015 due to the prepaid disconnections that more than offset the good performance in postpaid.

In 3G technology, total customer base reached 33.6 million users, down 17.5% YoY following an increasing penetration of 4G devices. 4G base reached 13.7 million users in 3Q16, a relevant increase of 22.2% over 2Q16 and up by 170% when compared to 3Q15. In the quarter, 4G customer base grew by more than 2.5 million lines following Company’s ongoing efforts to move users to the LTE technology, in which has been concentrating investments in coverage and quality.

>50%
customer base already using data services

Overall smartphone penetration reached 71% of the customer base in August/2016, an important increase of 86bps when compared to 3Q15, as a result of the Company’s strategy of equipping its customers in order to stimulate data services penetration. Unique data users reached 31.9 million lines in 3Q16 (+2.2% vs. 3Q15).  This is yet another good result of the new portfolio, which is gaining traction. As a percentage of the total base, unique data users reached 50.5% in 3Q16, compared to 43.1% in 3Q15.

TIM had negative net addition of 741 thousand lines in 3Q16, as a result of prepaid lines performance in the quarter (-1.2 million). Total gross additions were stable (YoY), summing 7.8 million lines in 3Q16 while disconnections decreased to 8.5 million lines in the period, following Company’s successful recent actions of tweaking its offers. Consequently, churn rate came at 13.4% in 3Q16, flat when compared to 3Q15.

Postpaid customer base reached 14.2 million users by the end of 3Q16, up by 3.1% YoY. Postpaid base ex-M2M grew 3.3% YoY while M2M lines stood almost stable with 1.4 million lines. In 3Q16, postpaid base accelerated versus last quarter growth posting solid net additions of 479 thousand lines, confirming also the good results on Controle plans.

This performance points to a recovery path in the postpaid segment, which is also being supported by stronger Mobile Number Portability (MNP) figures.

In 3Q16, TIM kept its positive results in postpaid MNP. Since the introduction of the new portfolio in November 2015, the Company has been posting positive MNP figures in postpaid segment, reverting years of negative performance.

As already mentioned, TIM had a net disconnection of 1.2 million lines in the prepaid segment, reducing the pace compared to previous months but still following a strict policy aiming to support the cost cutting program. By the end of 3Q16, our prepaid base reached 49.0 million lines, down 16.6% YoY.

FIXED BROADBAND MARKET

2016 has been a remarkable year for Live TIM with a huge evolution in all business fronts: revenues, clients, market share and coverage. The company closed the third quarter with close to 300 thousand clients (+50% YoY) with more than 15 thousand new clients added to the base in 3Q16. TIM Live Revenues have been the driver for the Fixed Services growth in the past quarters, delivering sound and constant results due to its resilient ARPU.

On the operational side, TIM Live reached more than 2.1 million addressable households (+10% YoY) and close to 3 thousand MSAN’s installed. The strong performance was driven by the leadership in quality, recognized by numerous prizes and rankings over the last quarters.

 CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CSR - Energy Consumption

In line with its Environmental and Climate Change Management Policies guidelines, TIM considers the efficiency of energy consumption as one of its challenges that evolves according to the table below.

Energy Consumption	3Q16	3Q15	% YoY
Electricity consumption in MWh	137,963(*)	174,448	-21%
Fuels consumption in liters (gasoline and diesel)	300,624(*)	392,479	-23%

(*) Data subject to change - after external verification closing

Energy efficiency is carried out through specific projects and actions such as Swap Project (replacement of older access equipment with more modern and efficient models), Freecooling (a new container ventilation system using cooler apparatus, which reduces the use of energy and refrigerants gases by air conditioning equipment) and RAN Sharing agreements (sharing network infrastructure with other telecom operators). In environmental terms, the RAN Sharing agreement reduces electricity consumption and also has a positive urban impact as it implies in reducing the number of new Radio Base Stations (RBS), minimizing the inconvenience to population (Indicators EN5 and EN6, GRI1 G4).

Aware of the Brazilian potential on renewable energy sources, the company is testing the implementation of photovoltaic panels on sites in the Northeast and Southeast regions of Brazil. TIM intends to invest and operate in the energy generation market, providing a sustainable model that will secure prices. The investments and efficiency actions underway will leverage the company’s competitiveness, in addition to mitigating environmental impacts.

As a consequence of rising concerns with visual pollution in urban areas associated with very complex regulation to license new sites, TIM came up with the Biosite Project. The Biosite is a electricity post, which comprises all the electronics necessary for a fully functional cell site without needing any external equipment. The structure reduces visual impact and helps to harmonize with the environment and urban landscape. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras. At the end of September, the project reached a total of 257 activated Biosites, of which 76 Biosites were intended to meet the demand associated to Rio 2016 Olympic Games.

Governance

Seeking to improve transparency and increase disclosure of governance themes, TIM presents activities carried by its Board of Directors and Committees. Find below the highlights for 3Q16:

Board of Directors Activities

o

Members: 10 members (3 independents);

o

Meetings: 4 meetings with average attendance of 85%;

o

Most relevant activities:

▪

To acknowledge that Mr. Stefano De Angelis has taken office as the new CEO;

▪

Election of the new CFO, Mr. Adrian Calaza;

▪

Analyze of the Second Quarter Financial Report (“ITR”) of 2016;

▪

Review of the Related Parties Transaction Policy;

▪

Resolution on the Execution of an Agreement between Related Parties.

Fiscal Council Activities

o

Members: 3 members (3 independents);

o

Meetings: 1 meeting; average attendance of 100%;

o

Most relevant activities:

▪

Analyze the Independent Audit, BDO RCS Auditores Independentes S.S., Report for the Second Quarter Financial Report (“ITR”) of 2016;

▪

Discussion on Labor, Civil, Tax and Regulatory contingencies.

Statutory Audit Committee Activities

o

Members: 3 members (3 independents);

o

Meetings: 4 meetings; average attendance of 100%;

o

Most relevant activities:

▪

Analysis of Enterprise Risk Management Report (ERM);

▪

Discussion on Labor, Civil, Tax and Regulatory contingencies;

▪

Evaluate of TIM’s Anti-Corruption Program;

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Opinion on an Agreement between Related Parties;

▪

Opinion on Financial Statements Report for the second quarter of 2016;

▪

Analysis and evaluation of the the complaints received by the Company's Reporting Channel;

▪

Supervision and Evaluation of Internal Audit Committee.

Compensation Board Activities

o

Members: 3 members;

o

Meetings: 2 meeting; average attendance 100%;

o

Most relevant activities:

▪

Analysis and discussion of the Proposal Management by Objectives (“MBO”) of the Company for the year;

▪

Acknowledge of the third Vesting of the Long Term Incentive Plan 2013 grant.

Control and Risk Board Activities

o

Members: 5 members (2 independent);

o

Meetings: 3 meetings; average attendance of 75%;

o

Most relevant activities:

▪

Analysis of the Risk Management Report;

▪

Organizational Model assessment for purposes of the Brazilian Anti-Corruption Law

▪

Evaluate Due Diligence and status of TIM’s Anti-Corruption Program;

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Evaluate of TIM’s Anti-Corruption Program;

▪

Supervision and evaluation of Internal Audit Committee.

 STOCK PERFORMANCE

TIMP3 ended 3Q16 at R$7.90, up by 15.2% in 2016 mostly due to the better macroeconomic scenario, while the Bovespa Index (Ibovespa) appreciated 34.6% over the same period. The Company's ADRs closed 3Q16 at US$12.24, an increase of 42.5% in 2016.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2015 (3Q15) and second quarter of 2016 (2Q16), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephones: (+55 21) 4109-3360 / 4112-6088 / 4112-5517

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

For more information about TIM please click on this link.

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1:

 Balance Sheet

Attachment 2: Income Statements

Attachment 3:

 Cash Flow Statements

Attachment 4:

 Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

(R$ Thousands)

DESCRIPTION	3Q16	1Q16	% QoQ	2Q15	% YoY
R$ million					
ASSETS	**32,837**	**32,409**	**1.3%**	**34,054**	**-3.6%**
CURRENT ASSETS	**9,207**	**8,970**	**2.6%**	**10,353**	**-11.1%**
Cash and cash equivalents	3,734	3,318	12.5%	4,408	-15.3%
Short-term investments	493	491	0.3%	421	17.1%
Accounts receivable	2,852	2,744	4.0%	2,981	-4.3%
Inventories	174	173	0.7%	161	8.3%
Indirect recoverable Taxes	798	846	-5.8%	1,148	-30.5%
Direct recoverable Taxes	345	330	4.4%	295	16.7%
Prepaid expenses	360	643	-44.0%	359	0.3%
Derivative contracts	84	63	32.6%	416	-79.9%
Leasing	2	2	9.7%	2	30.2%
Other assets	365	358	2.0%	162	126.0%
NONCURRENT	**23,631**	**23,440**	**0.8%**	**23,701**	**-0.3%**
Noncurrent assets	**2,717**	**2,779**	**-2.2%**	**3,740**	**-27.3%**
Long-term investments	-	-	n.a.	-	n.a.
Accounts receivable	23	28	-19.7%	26	-13.2%
Indirect recoverable Taxes	757	791	-4.3%	659	14.8%
Direct recoverable Taxes	192	183	4.6%	168	14.1%
Deferred income and social contribution taxes	74	132	-43.8%	739	-90.0%
Judicial deposits	1,243	1,213	2.5%	1,070	16.1%
Prepaid expenses	58	63	-7.3%	56	4.1%
Derivative contracts	157	156	0.7%	775	-79.7%
Leasing	201	200	0.5%	197	2.1%
Other assets	12	12	0.5%	49	-74.5%
Permanent Assets	**21**	**21**	**1.2%**	**20**	**4.8%**
Property, plant and equipment	10,376	10,362	0.1%	10,164	2.1%
Intangibles	10,537	10,299	2.3%	9,797	7.6%
LIABILITIES	**32,837**	**32,409**	**1.3%**	**34,054**	**-3.6%**
CURRENT LIABILITIES	**6,249**	**5,904**	**5.8%**	**7,735**	**-19.2%**
Suppliers	2,848	2,499	14.0%	3,246	-12.3%
Loans and financing	964	894	7.9%	1,873	-48.5%
Derivative contracts	44	68	-35.4%	194	-77.6%
Leasing	85	74	13.7%	26	228.0%
Salaries and related charges	242	210	15.2%	276	-12.2%
Indirect taxes, charges and contributions	440	486	-9.5%	505	-12.7%
Direct taxes, charges and contributions	284	265	7.1%	89	217.7%
Dividends payable	57	65	-10.9%	61	-5.1%
Authorizations payable	488	481	1.3%	449	8.5%
Deferred Revenues	789	855	-7.7%	995	-20.7%
Other liabilities	7	7	8.9%	21	-64.6%
NON CURRENT LIABILITIES	**9,621**	**9,731**	**-1.1%**	**9,736**	**-1.2%**
Loans and financing	5,156	5,333	-3.3%	5,016	2.8%
Derivative contracts	52	62	-17.1%	-	n.a.
Leasing	1,682	1,673	0.6%	1,540	9.2%
Authorizations to pay	825	745	10.7%	626	31.8%
Indirect taxes, charges and contributions	0	0	2.3%	0	9.5%
Direct taxes, charges and contributions	255	251	1.6%	240	6.4%
Deferred income and social contribution taxes	112	115	-3.1%	774	-85.5%
Provision for contingencies	414	404	2.4%	428	-3.4%
Pension plan	1	1	0.0%	1	98.2%
Asset retirement obligations	23	22	6.3%	48	-51.7%
Deferred Revenues	1,070	1,094	-2.2%	1,034	3.5%
Other liabilities	31	31	0.0%	31	-0.1%
SHAREHOLDERS' EQUITY	**16,968**	**16,774**	**1.2%**	**16,582**	**2.3%**
Capital	9,866	9,866	0.0%	9,866	0.0%
Capital reserves	1,444	1,443	0.1%	1,348	7.2%
Income reserves	5,274	5,266	0.2%	4,122	27.9%
Accumulated losses	-	-	n.a.	(370)	n.a.
Treasury Stocks	(3)	(3)	0.0%	(3)	0.0%
Net Income for the period	386	202	91.0%	1,620	-76.1%

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

(R$ Thousands)

Attachment 3

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements

(R$ Thousands)

Attachment 4

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 GRI-G4 Global Reporting Initiative, an international reporting standard on performance indicators, used by TIM on its Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 31, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.